Filed by The Limited, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed
                                        Filed pursuant to Rule 14a-12 under
                                        the Securities Exchange Act of 1934

                                        Subject Company:  Intimate Brands, Inc.

                                        Commission File No. 1-13814

                                        Date:  March 4, 2002



     The following is the transcript of a recorded conference call which took place on Thursday, February 28, 2002 regarding the announcement by Intimate Brands, Inc. of the fourth quarter and year-end earnings report.


             IBI 4th QUARTER EARNINGS AND YEAR END CONFERENCE CALL

                               February 28, 2002


OPERATOR:

     At this time all participants are in a listen only mode. Later we will conduct a question and answer session and instructions will follow at that time. As a reminder this conference is being recorded. Ladies and gentlemen, thank you for standing by. I would now like to turn the call over to Ms. Debbie Mitchell, Vice Presidents of Communications and Investor Relations. Ms. Mitchell, you may begin.

DEBBIE MITCHELL:

     Good Morning. Tracey Travis, our Chief Financial Officer, and I are joined today by Grace Nichols, President and CEO of Victoria Secret Stores. Robin Burns, President and CEO of Victoria Secret Beauty, and Intimate Beauty Corporation. Sharen Turney, President and CEO of Victoria Secret Direct; and Rick Payne, former Executive VP of Operations and Administrations for BBW, recently promoted to Chief Operating Officer of White Barn Candle Company.


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     Before I begin, as a matter of formality, I do need to remind you that any forward looking statements we make today are subject to our Safe Harbor Statement found in our SEC Filing.

     This morning we faxed the 4th Quarter Earnings Release and related financial information to your offices. This information is also available on our web site at www.brands.com. And if you have not received this fax, contact us at 614-415-7546 and we will send it out to you immediately. Now I would like to turn it over to Tracey for a review of the financial results. Tracy.

TRACEY TRAVIS:

     Thanks, Deb, and good morning everyone. First, I would like to share with you our 2001 4th Quarter results. IBI total sales for the 13 weeks ended February 2, 2002 with $1.936 billion versus $1.938 billion for the 14 weeks ended February 3, 2001. Comparable Store Sales were flat for the Quarter. Our gross margin rate was up significantly to last year at 47% versus 42%. The SG&A rate was 21.1% of sales, down from last year's rate of 22%. Our improvement in gross margin, combined with our expense leverage resulted in operating income of $501.6 million versus $377.4 million a year ago. The operating margin was 25.9% versus 19% in 2000. Net income was $299.9 million versus $221.6 million a year ago. Weighted average diluted shares outstanding were $494.2 million at year end.

     Earnings per share, was 61 cents for the Quarter versus the last year's 45 cents. The 45 cents includes a special non-reoccurring charge to close 9 Bath & Body Works stores that we operated in the UK and focused our resources exclusively on our domestic business. The charge was $9.9 million in the 4th Quarter last year, or about a penny a share. For the 52-week period ending February 2nd of 2002, earnings per share was 80 cents compared to 87 cents the last year at a 53-week year. Sales were $5.021 billion versus $5.117 billion last year.

     Inventory was down 3% versus last year on a cost per square foot basis at the end of the year. In the 4th Quarter we opened 31 new stores, expanded, or relocated another 10 stores and closed 18. We ended the Quarter and the year with 2,617 stores and about 7.9 million selling square feet, an increase of 9% over 2000. At the beginning of last year our original Capital Expenditure budget was close to $280 million. Throughout the year, we continuously reduced


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our Capital Spending Plan and ended the year with an actual Capital Expenditure for 2001 of $198 million. This reduction was achieved through reducing the number of Bath & Body Works and Victoria Secret Beauty freestanding stores we had planned to open, reducing the cost of reconstruction for Victoria Secret Stores and the continued scrutiny of non-real estate projects. In 2002 we currently plan to spend a total of $210 million in Capital, $169 million of which will be dedicated towards the 122 new stores and 109 remodeled. With 32 stores planned to close next year, this year total selling square footage is planned to increase 6%. That 6% breaks down into 5% of Victoria Secret and 7% at Bath & Body Works.

     The remainder of our capital will be dedicated to general maintenance and to support initiatives like our store productivity effort. Now, on to Divisional results. Beginning with the combined Victoria Secret Stores and Beauty, 4th Quarter sales were $903.4 million, up 9% to last year on comps of plus 10%. Victoria Secret merchandise and gross margins were up significantly due to strong customer response to the assortments throughout the Quarter which resulted in fewer markdowns this year, versus last year. The business SG&A rate was down significantly for the Quarter, as average store selling expenses and overall marketing dollars were held relatively flat on counts of 10%. Both the operating income rate and operating dollars were substantially ahead of plan.

     Inventories were down on a cost per square footage basis. These results include Beauty's performance, the business increased totals by, or total sales by 13% with likes of 10%. The Victoria Secret Beauty operating margin also increased.

     For the year, Victoria Secret sales increased 3% to $2.4 billion and Comp Stores Sales were flat for last year. The gross margin declined slightly and the SG&A rate was flat resulting in a slight decrease in the operating income rate for the year.

     Looking forward to the 1st Quarter of 2002, we anticipate Comp Store Sales up mid single digits for Victoria Secret overall.

     Moving on to Victoria Secret Direct, sales were down 5% for the Quarter. The gross margin rate improved significantly to last year driven by a continued emphasis on catalogue related cost savings and efficiency. These savings more then offset a slight decline in the merchandise margin rate, and primarily resulted a change in promotional strategy for the business. The improved gross


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margins, as well as, the decline in fulfillment cost related to the closing of our Columbus Call Center, and over-productivity improvements, allowed the business to realize a significant improvement in both the operating income rate and dollars.

     For the year, sales of $869.1 million were down 10% to last year. While the gross margin rate fell about 100 basis points for the year, SG&A was down only slightly. Operating income of about $41 million was down from last year's result of $52 million. Inventories were down 18%.

     Looking ahead we expect Victoria Secret Direct sales to be down mid single digits in the 1st Quarter.

     Shifting now to Bath & Body Works. Sales at Bath & Body Works were $767.3 million for the 4th Quarter, down 6% to last year. Comparable Store Sales were down 10% as a modest increase of the average dollar sales did not offset the decline in transactions for the business. Both merchandise and gross margin rates increased significantly over last year to deliver a 3% increase in total margin dollars despite the 6% reduction in sales. This was primarily achieved through delivered assortments, planning and successful promotional pricing strategy to distort higher margin categories. Last year's margin rate was negatively impacted by a candle recall expense of approximately $10 million. Despite average store selling expense being down to last year, the SG&A rate increased due to the deleveraging impact of negative comps. Operating dollars increased to about $12 million to last year.

     For the year, sales were down 2% and Comp Store Sales were down 11%. Gross margin rate was flat, while the SG&A rate increased significantly. This led to an operating rate decline to 20% of sales from over 23% last year. These results were primarily due to the deleveraging effect of negative Comparable Store Sales throughout the year. Bath & Body Works ended the year with inventory down over 3% on a cost per selling square footage basis. We look for continued negative Comp Store Sales trends down high single digits in the 1st Quarter as Bath & Body Works continues to work through it's brand repositioning.

     With respect to 2002, the Company expects the economic and retailer environment to continue to be challenging, particularly in the 1st Half. Therefore, we will continue to manage inventories, expenses and Capital spending conservatively. We will report our February results on March 7th. The


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company expects 1st Quarter 2002 earnings per share to be about flat compared to 2001, and full year 2002 earnings per share up in the low to mid single digit percentage range compared to 2001.

     Let me now turn it over to our CEO's for their perspective on the year just past and what lies ahead. After that we will open it up to questions. First, Grace.


GRACE:

     Good morning. We were pleased to report a successful 2001 4th Quarter. We learned from our Holiday '00 mistakes and worked to ensure that they were not repeated. Efforts were concentrated throughout the business and the whole year to develop a winning assortment and to flawlessly execute our operating plans. From a product standpoint the lessons that I am talking about were: First, the successful launch of the Very Sexy Miracle Bra, a product that was tested early and extensively versus an unsuccessful Bra Launch in the 4th Quarter of the prior year. Very Sexy Bra sales were up 95% and units were up 60%, for the 9-week Holiday period compared to last year's Seamless Satin Holiday offering. Very Sexy has the glamour and comfort factors our customers were looking for. We had a much better read on this product due to our early reads and extensive testing. It turned out to be our most successful Holiday Bra Launch ever.

     And second, it was clear that there was an opportunity to have the right offer in sleepwear, particularly for gift giving, and as a result, resources were distorted toward that effort. In Holiday 2001 with a renewed emphasizes on classic gift giving in the pajama, robe and sleep shirt category, sleepwear sales were up 9%. A solid contribution to the total company performance. And of course, I must mention that the season received a great kick-off with the Fashion Show this year. The first time ever in November, and the first time that it was ever broadcast on national television. We could definitely see a pop in sales starting the day of the show.

     During the Spring of `02, Victoria Secret will focus on core sub-brands and key volume driving opportunities. Our plans include, the now past Valentine's where we introduced a new collection of um, a spectacular daisy


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embroidery. Advertising supported the Very Sexy Miracle Bra during this time period and was a key driver for Valentine's volume.

     For March you will see a mega "Body by Victoria" event introducing a full coverage style with an expanded size assortment. This event will further highlight the "Body by Victoria" bra's position as the most popular, comfortable bra collection ever. "Body by Victoria" TV, print advertising, plus a "Body by Victoria" Free Panty Offer mailed to 2 million customers, 1 million of which are prospects and 1 million of which are current clients, will support this event.

     For April, the Very Sexy Bra gift featured was the introduction of a convertible style, "Right for the Season". As with other major launches, this will be supported with both national television and print advertising. For May, focusing on Mother's Day, we plan to present a line of classic sleepwear again, targeted for our gift giving customers. For June, we will reprieve our very successful Semi-Annual Sale and that sale will run from June 10th to July 8th.

     As you can see, our plan encompasses both new product launches and line extensions and everyday and glamour bras. In sleepwear we intend to maintain the type of balance that worked so well for us in the 4th Quarter, God willing. Um, Robin.

ROBIN:

     Thanks, Grace. Good morning everyone. Um, despite the overall weak Holiday Season of the Beauty industry that I am sure that all of you are aware of, I am very pleased to say that we had an excellent execution, end result, at Victoria Secret Beauty. We beat our budget for both sales and operating earnings, led primarily by 3 categories.

     First, our 2 prestige women's fragrances, Dream Angels and Pink. Dream Angels maintained it's strong sales momentum this Holiday and should be the #1 prestige in the US again in '01. Pink, our newest women's fragrance also has very strong results with the addition of ancillary products and gift sets for the 3rd time.

     Second, of course dear to my heart, Very Sexy for Him--big winner. Launched in October. Very Sexy for Him recorded sales of $18 million, almost


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double our initial plan and annualized that would make it the #1 men's fragrance in the United States. I am very excited about that.

     Third, our Garden Collection did very well. The regular business had excellent results driven by the "Fixed on 30" promotion and our gift sets had exceptional sell-through. Looking forward to '02, actually I am just going to go back on '01. The other exceptional response that we have from consumers, which I think that you have all heard about it as an industry trend, the Color Lip was also a very fun category for us.

     Looking to Spring '02, our gross will be driven primarily by our existing fragrance portfolio, and that includes, of course, Dream Angels, a full season of Pink. Last year we only had the Eau De Parfume this Spring we will have all the ancillaries and gift sets. Um, Very Sexy for him will have it's first Spring season. We had phenomenal results at Valentine's Day with Very Sexy for Him, as well as our entire portfolio of fragrances. Obviously with continued focus on our expanded Garden assortment, spring will also be driven by an expanded distribution of color cosmetics. We will be increasing our color store count from 378 stores at year-end '01 to 436 by the end of '02, 2nd Quarter.

     And third and most exciting, I think that our Spring will be impacted positively by a new fragrance launch which is the "Body by Victoria" fragrance. In May we are launching the Eau De Parfume to compliment the existing line of "Body by Victoria" body care products. This initially came as a result of customers asking us, "Where is the fragrance that goes with that wonderful scent that I am getting from my body lotion?" So this should be a wonderful opportunity for us. Also we will have the giftable gift sets to go with that. In addition, in April, we will be opening our first store and really launching the company that is the result of our joint venture with Shiseido. We will be announcing the name of that brand as well as all of the details of that in the next few weeks which I am anxious to share with you.

     And finally, we continue to improve profitability through an efficiency initiative that looks to reduce store payroll and construction cost, home office expenses, and manufacturing cost. We too are cautiously optimistic in regarding Beauty in the first half of '02, but I do believe that Victoria Secret Beauty should be among the top performers in the industry. Sharen.


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SHAREN:

     Thank you Robin, and good morning. We were pleased with the 4th Quarter financial results. Altering income more then quadrupled on 5% less sales. As we reduced our investment circulated pages by approximately 14% and significantly increased our return on that investment. We also reduced our inventory investment and capitalized at all opportunities to reduce expenses. Ending inventory was 18% below last year, and improved expense leverage and accounted for virtually all of the 5 point operating margin improvement versus last year.

     It became obvious to us early on that the 4th Quarter sales environment was going to be challenging and highly promotional. Therefore, our first priority was to ensure that we went into Holiday with a highly compelling and balanced merchandising assortment. Secondly, we reduced circulated pages and changed our office strategy to be more promotional with the expectation that this would increase our volume and build our customer files.

     As a results of this strategy, our view of the 3-month buyer fell through compared with prior year during each of the 3 months in the 4th Quarter. During Holiday, bra and panty sales grew 3% despite a 27% reduction in circulated pages. The Very Sexy Bra Launch was our most successful Holiday launch ever, without impacting our strong "Body by Victoria" sub-brand. As with the stores, balancing the sleepwear business between glamour and casual resulted in a strong year-to-year improvement as well.

     Overall, our clothing business grew modestly during holiday on 13% fewer pages. We were pleased to see our areas of renewed focus do well. Top performing categories were denim, particularly our new, more fashion-oriented London Jean Blue Label line and knit tops and bottoms. In fact, women's fashion publisher, real simple--think about our Blue Label denim line as #1 for best all around sets.

     The internet business represented about 27% of total direct sales in the fall fashion, Fall Season. Total Fall Season internet sales increased by 45 percent from last year. For the full year of 2001 we delivered $224 million internet sales a 57% increase over the prior year.

         Looking forward to Spring we are optimistic about our bras and panties and constant with Grace's earlier remarks, we are also excited about the continued success of the Very Sexy Bra. We will continue to leverage the


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strength of "Body by Victoria" with the introduction of the full coverage style in March.

     Speaking of that sub-brand, we also expect sales growth in swimwear driven by our "Body by Victoria" and Miracle Swim Collection. In clothing, we are beginning to see the result of our strategic repositioning in terms of our fashion and price points. In our first five Spring books and internet combined, clothing sales are higher the prior year despite conservative mailings of 18% fewer pages. This significant increase in productivity is being led by a velocity in key categories. Dress sales are up dramatically. We are continuing to leverage our pant program. We have generated a significant increase in pants sales as well as knit top sales that are growing in the double digits driven by our bra top. Denim sales growth continues to be led by the success of Blue London jeans.

     In summary, we are continuing to get traction with our "best at set" and "win at" merchandise strategies. Two primarily circulation objectives in the Spring! Our first is to continue to build our 12-month customer file and secondly to increase the productivity of our catalogues. The total Spring season we expect flat, to slightly increased sales on a slight decrease in circulated pages. This should result in improved operating income versus last year.

     Although 1st Quarter sales will be down given the weaker results to the books featuring last fall sales merchandise, we are cautiously optimistic about our Spring merchandise. Selling it first by books of the season combined with the internet, despite 16% reduction in circulated pages. These strong early reads of our initial Spring media provides renewed optimism for our Spring 2002 merchandising and marketing strategies and financial performance.

     Thank you, and now I would like to turn it over to Rick.

RICK:

     Thank you Sharen. Tracy has given you the financial aspects of the Bath & Body Works performance in the 4th Quarter. As we have previously stated, we were disappointed with the top line volume. Our year long efforts to manage promotion, inventory and expenses permitted us to maximize profit 4th Quarter.


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     Here is what we see as the major product and merchandising take-a-ways of this Holiday. Our Holiday performance was disappointing from an assortment standpoint. Although we planned most categories down, traditional gifting elements were down more then we anticipated. Specifically, we were disappointed with the performance of our Holiday fragrances and toiletries and some portions of our gift set collection. Our holiday fragrances missed because, while we offered the product in the unique package, traditionally we would offer the seasonal fragrances in both the novelty package and the core package. In hindsight, the customer was looking for that traditional approach. In addition our original pricing of the product did not offer good value to the consumer. Our focus on 2 gift set collections, Refresh and Restore and Christmas Garden, this year proved not to be broad enough to cover our entire customer base and lacked the Holiday visual necessary to drive impulse purchases. We missed a couple of key price points under $15 and attempted to offer additional value in brands and accessories. We look at that as a miss in the breadth of the assortment.

     We saw 3 bright spots in the Quarter. The performance of core toiletry products, and the 2 product launches for Holiday--Aroma Therapy and True Blue Spa. Core products in our Daily Beauty Rituals Collection posted positives right, and great margins. The customers still looks to BBW for these every day used products.

     Aroma Therapy was introduced effectively and we were pleased that we launched at a higher price point with less promotional intensity than what historically would have been our habit. We also feel that we have the opportunity to make Aroma Therapy much more giftable for next holiday.

     True Blue Spa also showed strength with minimal store focus arriving in the 2nd week of December. Both of these new lines are very instructive as we go forward on the opportunities for the positioning of the brand. In January and February we again focused on Aroma Therapy in addition to receiving more dedicated focus from our associates, we introduced new items to augment the category, including cold sore cream, body oil, massage lotion and refreshing facial cream. Using both points of therapy as a key demo item at the front of the store, we sold over 1.6 million trial sizes of Aroma Therapy in the month. Aroma Therapy beat our expectations during the January refocus by over 30%.


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     Looking ahead to Spring, despite the improved showings that we saw in late
December and January, we are cautious about the outlook for Spring. We will have a lower amount of units from a new product launch standpoint as we focus our energy on 2 major re-launches for Fall and improving our Holiday plans based on recent learning. For Spring we will largely focus on Aroma Therapy, where we just completed one theme and we will head into another this Spring trying to drive the category towards our goal of $200 million in annual sales.

     In Bio, we just launched the Restorative Hair segment within the Bio sub-brands this month and are pleased at the initial performance of the hair segments.

     In gifts, we have begun to make changes to the future collection, pricing and assortment in response to our Holiday experience. We are also continuing to execute many of the organizational changes previously identified as part of our brand building initiative. We are going to give greater merchant focus on each category, on development as well as store execution. We have already added a dedicated White Barn Candle Leadership theme to give that business the focus that it needs. We have restructured most of the BBW merchandise groups to focus on those important future strategies.

     Two key additions to the business: Kent Stevens, who joined BBW as Chief Operating Officer a few weeks ago, brings a wealth of talent and retail experience with him. And of course Christianne Michaels , the new President of White Barn Candle Company is um, diving into her new responsibilities and setting that brand forward. Debbie.

DEBBIE MITCHELL:

     Thanks Rick. Just a reminder that our 1st Quarter in year 2002 model information can be found on the Intimate Brands web site or in your fax package. And before we get started I also want to let you know that we are unable to answer any questions regarding the tender offer from The Limited. The special committee of the IBI Board of Directors is currently reviewing the offer and is expected to report back to shareholders in the near future. Let's open it for Q & A now. One question per person, per time. Can we have the first question please?

Question and Answer Session


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O:   Thank you, at this time we are ready to begin the formal question and answer session. If you would like to ask a question please press *1 on your touch tone phone and you will be announced prior to asking your question. To withdrawal your question you may press *2. Once again to ask a question please press *1. One moment.

     This is Thomas Filandro of J. P. Morgan and you may ask your question.

Q: Hey um, question for Rick. Rick, can you give us an update, I am not certain how many stores of BBW have that white background, so to speak, or the white package. I am curious as to how those stores have performed in the major categories of Aroma Therapy and Spa versus the balance of the chain?

R:   Um, if I could ask you to clarify. Are you still on the call?

Q:   Yes.

R: Um, we have painted all of our stores with a white package for about the last 4 years. So we have about 670 or 680 stores that have that look. If you are referring to the Easton package, um, which you are very familiar with, at this point we only have 1 store fully fitted with all of the elements of Easton and that is, in fact, Easton. Seven additional stores will be opening this year as was the case during the opening of Easton. Categories like Aroma Therapy and Spa and more aspirational leadership products and categories like hair, have continued to perform well. We are pleased with the learning from Easton, and some of the architectural elements from Easton will be put into all new builds this year.

Q:   Okay, thank you.

O:   Todd Slater of Lazard, you may ask your question.

Q: Thank you. Um, Rick, just a quick question. As BBW works through the brand repositioning that you talked about, what point in the year do you see the comps having the best chance of turning positive?


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R:   Late.

Q:   Late in the year?

R:   Yes.

Q:   Early fall?

R: I would say that most of our efforts are concentrated as Grace's were last year on ensuring that 4th Quarter is done well. Um, that is our first priority and I fell comfortable with it.

Q:   Okay, thanks.

O: Our next question comes from Stacy Pack at Prudential Securities. You may ask your question.

Q: Hi, thanks. Um, could you please address for us the profitability um, behind Aroma Therapy, True Blue Spa and Bio, and how that compares to the profitability on say, core toiletries products. I.E., is there anything hugely different when those businesses ramp up into the real life profitability?

R: Well, at this point having come through a 4th Quarter where we have been able to sell Aroma Therapy largely and non-promotional, we are pretty enthusiastic about what its profits mean the bottom line. Clearly the unit volume of those categories are no where close to what we have in core toiletries, and the economy is up-scale around our Daily Ritual beauty line speaks for itself. We do believe however, that these products provide a great deal of incremental profit opportunities in this business. So for that reason we see them important later, to the assortment. We would not see them as a replacement of our core products.

D:   Okay, next question.

O:   Jeff Klinefelter of U.S. Banc Corp., you may ask your question.


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Q:   Yes, I was wondering, going forward, or rather in the 4th Quarter, Grace, if you could touch on what kind of the average transaction versus what the unit volume was that surprised your comp acceleration. I may have missed it at the beginning, but if you could just repeat that.

G: I probably should ask Wendy to pull the precise numbers here, but our growth was driven by about 7% increase in transaction, and she just gave me the piece of paper, 3% in average dollar sales.

D:   Okay.

O:   Jeff Stinson of Midwest Research, you may ask your question.

Q: I was wondering if the Division heads could comment on inventory position here during the Spring season, and the ability to chase trends if those arrive during the season.

D:   Who was that for?

Q:   Um, just all the Division heads, by Division.

D:   Okay, let's repeat the question please.

Q: Um, looking at the um, the inventory positioning for the Spring season by Division and the ability to chase inventory if trends emerge during the season?

S: This is Sharen Turney and I will start with Victoria Secret Direct. Basically, as you know we entered the Spring season with about 18% less inventory versus last year which now we are very well positioned to take advantage of short lead time products and be able to react to best sellers within season. We have also, have reserved inventory even for our longer lead times. So I think that we are very well positioned from a very efficient model to take advantage, to maximize the opportunities that arrive in the Spring season......


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G:   Jeff, this is Grace, our inventories were approximately flat for the first quarter and they really went to scaled down in the 2nd quarter. And, the reason for that is we've put some programs into place. In stock and replenishment programs, where we can drive down the amount of basic stock that we are carrying, and still stay in stock so that we don't feel that we are doing anything negative in terms of securing our fashion position. In fact, we have already done early re-test on Spring and early re-test on Summer and we are actively chasing. In Beauty, we are well positioned and I don't see any problems whatsoever, and we certainly have the ability to chase anything that has upside potential.

R: Similarly at BBW, our supply chain efforts over the years have put us in great shape and we are prepared to chase anything.

D:   Thank you, next question.

O:   John Morris of Gerrard Klauer, you may ask your question.

Q: Thanks, yeah, my question is for Rick. Um, first of all, maybe is you could give us a little more clarification on um, 2 things that you mentioned, you talked about um, working with new themes in regard to Aroma Therapy and I assume that, that is going to be the same for Spa. Maybe if you could give us some color there, and the clarification on, you talked about the gift sets, making changes to future collections. What you are thinking there? I think by now, you have already tested Holiday if I remember correctly, that it is Holiday next year. Tell us a little bit about how that is going.

R: Well, there are certain things that you can test and certain things that you can test for Holiday. I think that we do most of our testing during, in season testing about pricing options and etc. In our particular case, as far as changing the gift set assortment, near term we can do things with pricing. We can't do a lot about the look, but we can try to address the value that the gift set represents to the consumer. In some cases we have been able to achieve that by adding additional toiletry products to the gift and maintaining the price or slightly raising the price. But we are really keyed on making sure that the customer looking at the set feels a real value impression. With regard to Aroma Therapy, as I believe that


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     Beth had called out earlier, we will work on an additional positioning, additional segment for the Aroma Therapy category this year. You will hear more about that later from her. So, I don't want to go into a lot of the detail there. She is much more familiar with it than I, but those are key elements for the future of this year.

D:   Thanks Rick, next question.

O:   Barbara Wyckoff of Buckingham Research Group, you may ask your question.

Q: Hi, a question for Grace. The larger size bra initiative, did you pre-test this and what were the results, and what percentage of the business do you think it can um, shave?

G: Well, we did test it and the test results were pretty impressive. Um, we had substantially different ratio in D's and double D's as a percent to total sizes. When you look at full coverage bra's, against say, a demi bra, or a padded push-up bra, um, we are attempting to respond as quickly as possible. We have bought almost 500,000 additional units in D's and double D's based on our early read test. But we are still going to do a depth test again as a point-of-launch, because this is not an area that we feel that we have found the tip of the, you know, we feel that we are at the tip of the iceberg.

D:   Next question.

O:   Marcia Aaron of Pacific Growth Equities, you may ask your question.

Q:   Yes, can you talk about how Spa accessories have performed......on the average transaction.......

R: We were very pleased in December, particularly in the week leading up to Holiday at the pick-up nature of those accessories. It seems that these parts of the spa line follow the customers, and they understand that it is a very giftable element. We will take that learning and apply that as we move forward. Obviously from a breadth of the assortment, we went in without a lot of experience, and we got some great direction from the customer about what really connected with them quickly, and we will work to maximize that this year.


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D:   Next question.

O:   Kindra Devaney of Fulcum, you may ask your question.

Q: Hi, thanks. I am wondering if you can comment on the White Barn Candle Division, um, elaborate on any changes that you have made. You've been quiet about it recently and what are your plans going forward?

R: White Barn is exciting a lot of us in the business right now. As I said earlier, the addition of a President has sort of served to energize focus around the business. That is going to be allowed to happened without being a distraction from Bath & Body Works. Um, Christianne is presently emercing herself in the um, history of the business, determining and understanding what that vision should be as we move forward. We are certainly not ready to speak to any positioning or um, classifications today, but that work is underway. I think that we are quite excited. White Barn performed better than BBW during the 4th Quarter, and we have seen some really solid product success, particularly the new Filled Candle. So we are very excited about it.

D:   Okay, and the next question.

O:   Lauren Levitan f Robertson Stephens, you many ask your question.

Q: Good morning. It is actually Loren Lavatan from Roberts and Stevens. Rick, I know that it is early to extrapolate anything from the Easton test, but I am wondering if you could talk about what you have learned there as well as some of the learnings that you have gained from Aroma Therapy and Spa products to give us a sense of does this brand repositioning, broaden, do you believe that it broadens the customer base? Does it potentially take the age range up? And if so, how do you think that you accommodate the older, potentially more sophisticated, customer and maybe your more traditional customer in the same store front?

R: I think that the biggest surprise to us was that it was not necessarily a different kind. It was the same customer that we had seen that was waiting for us to add some new layers and better products. We have seen


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


     consistently that they spend more money in the store. The average dollar sale is significantly higher then we have traditionally seen in our other Easton location. The customer experience is different, and one of the nice bonuses is that it really refreshed our basic assortment. The product, 70% of the assortment at Easton, is what we carry in every store, and yet our customers continue to look at it as a discovery. So, it really, I think that this elevated our thinking, made us more encouraged to move ahead into categories that we believe are important to the consumer of the future. And having a lab right there close to home has been a big help in determining that.

D:   Rick, I am so glad that you are with us today.

Laughing.

D:   Any other questions out there.

O:   Lauri Brunner of RBC Capital Markets, you may ask your question.

Q: Hi, thanks. Rick, maybe you could talk about how long you think that it will take you to reposition the strategy at Bath & Body Works? Thanks.

R:   I am sorry , clarify it? Bath & Body or White Barn?

Q:   Bath & Body.

R: Much of that work has been ongoing now for almost 2 years--the understanding of what we sell is important to work with in the future. This year will be a year when you will begin to see elements and actual test in the stores. We are kind of off the paper and ready to move into 3
     D. Aroma Therapy was a clear example of what that process is capable of producing. While it was a relatively fast launch for the business, it was done creditably and it was received well by the consumer. So it really plays well for the future. What we did in the Fall was effectively re-aligned our merchant talent, our visual and creative talent, and our resource talent, to ensure that each category that we think is important to the future got the right level of support. Those teams are now thinking


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


     about those categories on a focus basis every day. Both the development of product and the way that they will be experienced by the customer in the shop. So we will get better and better at this. I think again we call out better feeling about the late half of the year, holiday specifically which you should be pleased if you could see what is going on inside the brand. People are very excited about it.

D:   Thanks Rick, next question.

O:   Theresa Donahue from New Berger Berman, you may ask your question.

Q:   Hi guys. My question has been answered, thanks.

D:   Great, okay. Next question.

O:   Dana Cohen of Banc of America, you may ask your question.

Q: Question for Grace, I must have been dozing, but what bra launch is having the large size? Is it just for that launch and will the pricing be similar and then my second question on bras is can you update us on the everyday category which you had talked about last year?

G This bra launch is going to focus on unlined , full coverage and is going to occur, in fact, next week. It is a product extension of Body By Victoria. It's an unlined, full coverage bra going up to size 40 DD, which is a real deviation from us. Traditionally, unlined bras are priced below padded bras and this product will be offered at $30. Where as the padded demi is at $ $36. We will be introducing other full coverage bras later in the year. Generally, in the Fall season. The strategy of everyday is really embedded around expanding our Body By Victoria line and a new product which will be introduced in the Fall season.

D:   Thank you Grace, we have time for one more question.

O:   Donald Trott of Jeffries and Company, you may ask your question.


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


Q: Um, when you were talking about last year's CAP EX, I believe that you said that you had pulled back on the um, the additional Victoria Secret Beauty stores, was that a strategic decision or matter of unavailable real estate?

G: No, it was a strategic decision as we have communicated in our October analyst meeting. We have done a lot of analytical work on our real estate this year, or last year I should say. Um, and as of right now we have roughly 90 free standing Beauty stores. Going forward in the very near term future we will be looking for side by side Victoria Secret Beauty stores. So stores that are next to Victoria Secret lingerie stores, at least for the near term future. SO it was a in fact a strategic decision to pull back on that as well as we were looking for way to cut back in general in capital expenditures and eliminate low return projects.

D: Okay, thank you for joining us today. Reminder that the February sales release and pre-recorded sales call will take place on Thursday March 7th. I will be on hand to respond to any follow up questions that you might have today. And this call is available for replay at 1-800-294-4342 pass code IBI 424. Have a great day.


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



                           Forward Looking Statements

     This communication contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including, among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

     The following factors, among others, in some cases have affected and in the future could affect The Limited's (including, Intimate Brands') financial performance and actual results and could cause actual results for 2001, 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release and related conference call: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the products sold and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. In addition, a number of risks relate to the offer and the merger, including declines in the value of the consideration offered because the exchange ratio is fixed; the risks and liabilities associated with The Limited's non-Intimate Brands businesses that are different from those associated with Intimate Brands' businesses; and the risk that the anticipated benefits of the transaction will not be achieved.

     Investors should read The Limited's prospectus and proxy statement relating to the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized.

                             Additional Information

     In connection with the proposed exchange offer, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

     The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.



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